Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Reports Strong Second Quarter Operating Cash Flow of $50
     Million

     Gold Production on Target at 93,377 Ounces

     VANCOUVER, Aug. 10 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; NYSE Amex: NXG) today reported net earnings of $5,402,000 or $0.02 per diluted common share and excellent cash flow from operations of $49,997,000 or $0.19 per diluted common share for the second quarter of 2009.

     <<
                        Second Quarter 2009 Highlights

     -   Generated excellent cash flow from operations of $50 million

     -   Total production of 93,377 ounces of gold and 13.8 million pounds of copper, which is in line with the second quarter production forecast

     -   Average net cash cost of production was $465 per ounce of gold

     -   Gold sales totalled 100,572 ounces at a realized price of $924 per ounce and copper sales totalled 14.9 million pounds at a realized price of $2.65 per pound

     -   Announced a positive Pre-Feasibility Study for the Young-Davidson project
         -  Targeting a 15-year mine-life with 2.8 million ounces of proven and probable reserves
         -  After-tax operating cash flow of $736 million, net present value
            ("NPV") of $370 million using a 5% discount rate, with an Internal
            Rate of Return ("IRR") of 18.4% (based on a gold price of $925 per ounce)
         -  Net asset value of Cdn$1.70 per share

     -   Signed an Impact and Benefits Agreement ("IBA") with the Matachewan
         First Nation
         -  The IBA establishes a framework for the permitting and development of a mine on the Young-Davidson property and sets out a variety of co-operative initiatives between the Matachewan First Nation and
            Northgate

     -   Identified approximately 870,000 tonnes of additional mineral reserves containing 93,000 ounces of gold at Stawell, extending the mine-life until Q2-2012

     -   Ratified a three-year collective agreement with the employees at the
         Fosterville Gold mine
     >>

     Ken Stowe, President and CEO, stated: "Once again, we have delivered a strong quarter, achieving our production forecast, generating excellent cash flow from operations and increasing gold reserves at our Stawell mine in
Australia. More importantly, we have taken two giant steps forward towards fulfilling our vision of building a new mine on the Young-Davidson property by signing an IBA with the Matachewan First Nation and by completing a positive
Pre-Feasibility study for the project. The Pre-Feasibility outlines a 15-year mine-life with average annual gold production of 170,000 ounces at a net cash cost of $333 per ounce. Together with the ounces we delineated at Stawell,
Northgate's gold reserves have grown by over 200% since the end of last year and we expect to have further exploration success at Stawell, Fosterville and
Young-Davidson in the second half of 2009. With cash on hand of $121 million and a robust price environment for both gold and copper, we are well positioned to finance the development of the Young-Davidson mine and are actively evaluating acquisitions that will add to our near term production profile and generate value for our shareholders."

     Executive Overview

     Financial Performance

     Northgate Minerals Corporation ("Northgate" or "the Corporation")
recorded consolidated revenue of $130,297,000 in the second quarter of 2009, compared with $138,880,000 in the same period last year. Revenues were lower in the current quarter compared to the same quarter one year ago due to a large drop in realized copper prices from $4.10 to $2.65 per pound and a 6%
drop in copper sales, which were partially offset by a 12% increase in gold production. Net earnings were $5,402,000 or $0.02 per diluted share in the second quarter of 2009, compared with net earnings of $1,847,000 or $0.01 per diluted share for the corresponding quarter of 2008. Cash flow from operations was $49,997,000 or $0.19 per diluted share in the second quarter of 2009, compared with $40,859,000 or $0.16 per diluted share for the corresponding quarter of 2008. Per share data is based on the weighted average diluted number of shares outstanding of 256,469,123 in the second quarter of 2009 and
255,745,076 in the corresponding quarter of 2008. As of August 7, 2009, the
Corporation had 256,018,732 issued and outstanding common shares and 6,639,850 outstanding common share options.

     Health, Safety and Environment

     Northgate strives to ensure that the highest health, safety and environmental standards are maintained at its mine sites. During the first half of 2009, both Kemess and Young-Davidson performed without a single lost time incident ("LTI"). Young-Davidson has maintained an exemplary track record of health and safety, as the property has not recorded a single LTI since taking ownership in late 2005. In Australia, Fosterville had one additional
LTI during the second quarter, while Stawell recorded its first LTI of 2009.
Northgate remains in compliance with all applicable environmental regulations and internal environmental policies.

     Human Resources

     On June 29, 2009, Northgate announced that a three-year Employee
Collective Agreement was ratified by the Employee Collective at Fosterville, comprised of 190 production and maintenance employees for the underground and surface operations. This Agreement replaces the Australian Workforce
Agreements and a temporary Greenfield agreement that was put into place in
April 2008 when Northgate completed its conversion to owner mining from contractor mining.

     <<
     Summarized Consolidated Results

                               Q2 2009      Q2 2008      H1 2009      H1 2008
     -------------------------------------------------------------------------
     Operating Data
     Gold
       Production (ounces)      93,377       83,561      200,854      171,947
       Sales (ounces)          100,572       84,281      207,256    145,820(1)
       Realized gold price
        ($/ounce)(2)               924          883          929          915
     Copper
       Production
        (thousands pounds)      13,805       13,940       28,812       28,320
       Sales
        (thousands pounds)      14,947       16,080       27,979       29,456
       Realized copper
        price ($/pound)(2)        2.65         4.10         2.38         3.91
     Net cash cost ($/ounce)       465          423          428        353(3)
     -------------------------------------------------------------------------
     Financial Data
      (Thousands of US
      dollars, except
      where noted)
     Revenue                   130,297      138,880      254,115      224,973
     Net earnings                5,402        1,847       26,812       21,512
     Earnings per share
       Basic                      0.02         0.01         0.10         0.08
       Diluted                    0.02         0.01         0.10         0.08
     Cash flow from
      operations                49,997       40,859       95,199       56,309
     Cash and cash
      equivalents              120,759       76,876      120,759       76,876
     Total assets              657,215      730,630      657,215      730,630
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Gold sales in H1 2008 include the results for Fosterville and Stawell from the date of acquisition of February 19, 2008.
     (2) Metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.
     (3) Cash costs in H1 2008 include the results for Fosterville and Stawell from the date of acquisition of February 19, 2008.
     >>

     Revised 2009 Production Forecast

     Northgate's production forecast for the balance of 2009 is outlined in the following table. Total production for the year is now forecast to be
382,500 ounces of gold at a net cash cost of $440 per ounce. Annual production forecasts for Fosterville and Kemess are in line with initial estimates;
however, the production forecast for Stawell has been reduced by approximately
10,000 ounces as a result of changes in the mine plan that were necessitated by geotechnical issues that developed within the GG5L ("Golden Gift") mining block. These issues have been addressed and all ounces remain in reserves for mining in future quarters. In addition, cash costs for the balance of 2009 are expected to be slightly higher as a result of the lower production and the stronger Canadian and Australian dollar relative to the US dollar.

     <<
                      --------------------------------------------------------
                       Actual (ounces)  Forecast (ounces)
                      ------------------------------------
                                                             Total  Cash Cost
                        Q1       Q2       Q3       Q4      (ounces)  ($/oz)(1)
     -------------------------------------------------------------------------
     Fosterville      25,779   25,416   31,000   28,000     110,000      $500
     Stawell          22,392   20,066   24,000   30,000      96,500      $510
     Kemess           59,306   47,895   35,000   34,000     176,000      $362
     -------------------------------------------------------------------------
                     107,477   93,377   90,000   92,000     382,500      $440
     -------------------------------------------------------------------------
     Original
      Forecast(3)    107,477   93,500  100,400   89,300     390,600    $423(2)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Assuming copper price of $2.50/lb and exchange rates of US$/Cdn$0.90 and US$/A$0.80 for Q3 and Q4 2009.
     (2) Original forecast cash cost assumed copper price of $1.60/lb and exchange rates of US$/Cdn0.80 and US$/A$0.70.
     (3) Q1 original forecast stated is based on actual production of 107,477 ounces.

     Results of Operations - Australia

     Fosterville Gold Mine

                               Q2 2009      Q2 2008      H1 2009      H1 2008
     -------------------------------------------------------------------------
     Operating Data
     Ore mined (tonnes)        206,829      116,709      372,184      227,613
     Ore milled (tonnes)       203,822      109,987      371,746      249,479
     Ore milled per day
      (tonnes)                   2,240        1,209        2,053        1,371
     Gold
       Grade (g/t)                4.54         5.40         5.04         4.85
       Recovery (%)                 86           76           86           65
       Production (ounces)      25,416       14,630       51,195     25,070(2)
       Sales (ounces)(1)        24,875       13,117       51,238       17,685
     Net cash cost ($/ounce)       537        1,150          483        1,207
     -------------------------------------------------------------------------
     Financial Data
      (Thousands of US
      dollars)(1)
     Revenue                   22,573        11,666       46,355       16,064
     Cost of sales             12,391        14,657       23,408       21,003
     Earnings (loss) from
      operations, before
      taxes                       985        (6,650)       7,468      (10,431)
     Cash flow from
      operations                6,015        (4,653)      18,763       (6,561)
     Capital expenditures       8,280        13,619       18,027       16,215
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Financial data and gold sales (ounces) for H1 2008 include the results of Fosterville from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.
     (2) Production in H1 2008 for Fosterville excludes the change in gold-in-
         circuit inventory previously recorded.
     >>

     Operational Performance

     The Fosterville mine produced 25,416 ounces of gold during the three months ended June 30, 2009, which represented a significant improvement from the 14,630 ounces of gold produced in the corresponding quarter of 2008.
During the second quarter, 206,829 tonnes of ore were mined and mine development advanced 2,033 metres (m), compared with 116,709 tonnes mined and
1,844m advanced, respectively, in the corresponding period of 2008. Mining rates dramatically increased in the second quarter of 2009 compared to the same period last year due to an increase in the number of working faces made available by the substantial mine development achieved since taking ownership of the mine.
     During the quarter, a record 203,822 tonnes of ore were milled at a grade of 4.54 grams per tonne (g/t). Although tonnes milled were significantly higher than they were in the same period of 2008, ore grade was lower than the corresponding quarter. Tonnes milled in the quarter were higher than plan by
9% and the ore grade to the mill was lower than expected by 21%, which resulted in lower gold production than forecast. Mill head grades were lower than expected due to unusually high dilution in several stopes, changes to the mining sequence and lower than expected grades in a number of stopes on the periphery of the ore body. Mill head grades are expected to improve as higher grade stopes are mined and gold production is now anticipated to be 31,000 ounces for the third quarter of 2009. Gold recoveries of 86% in the second quarter of 2009 were dramatically higher than the 76% recovery recorded in the same period last year. Higher recoveries were attributable to the lower quantity of carbonaceous ore milled during the most recent quarter and the full commissioning of the heated leach circuit, which was completed in May.
The fully commissioned circuit is expected to further improve gold recoveries in future quarters as the mill operations team refines reagent additions and gains experience operating the circuit.
     Total operating costs for the second quarter of 2009 were A$17,946,000 or
A$88 (2008 - A$162) per tonne of ore milled. Operating costs continued to decline from previous quarters as a result of increased mining efficiencies from the conversion to owner mining, increased mine output and other improvements to the manner in which the mine is operated. Mining costs were
A$47 (2008 - A$94) per tonne of ore mined and milling costs were A$31 (2008 -
A$46) per tonne of ore milled.
     The net cash cost of production for the second quarter of 2009 was $537 per ounce of gold, which was dramatically lower than the net cash cost of
$1,150 per ounce of gold in the same period last year, as a result of lower mining costs, higher throughput, improved gold recovery and lower diesel prices. The net cash cost in the most recent quarter was, however, higher than it was in the first quarter of the year as a result of the lower ore grade milled and the stronger Australian dollar relative to the US dollar.

     Financial Performance

     Fosterville's revenue for the three months ended June 30, 2009 was
$22,573,000 based on gold sales of 24,875 ounces, compared to $11,666,000 and gold sales of 13,117 ounces in the corresponding period of 2008. The cost of sales for the second quarter of 2009, excluding depreciation and depletion, was $12,391,000 (2008 - $14,657,000) and the depreciation and depletion expense was $7,436,000 (2008 - $3,089,000). Earnings from operations before income taxes recorded for the period was $985,000 compared with a loss from operations of $6,650,000 in the corresponding period of 2008.
     During the second quarter of 2009, the mine generated $6,015,000 in cash flow from operations compared to $4,653,000 in cash utilized in the corresponding period of 2008. Total investment in capital expenditures at
Fosterville was $8,280,000, which included $4,701,000 for mine development and
$3,579,000 for plant and equipment. Plant and equipment expenditures include
$910,000 for the raising of the flotation tailings dam and $685,000 for the purchase of a used production drill for the development of the Ellesmere zone.
Total investment in capital expenditures in the corresponding quarter of 2008 was $20,043,000, which included $6,424,000 financed by capital leases.

     Exploration Update

     During the second quarter, drilling programs accelerated at Fosterville with up to four surface diamond drill rigs operating in the southern part of the mine lease where 17 holes and over 9,000m of diamond drilling were completed. At Harrier Underground, located 1.7 kilometres south of the current
Phoenix mining area, ten holes drill tested parts of the Osprey and Harrier
Base zones. The current drill programs have two goals: first, to reduce drill section spacing from 100m to 50m for areas with strong gold mineralization to permit detailed resource modeling; and, second, to increase the size of the existing resource by drill testing potential down plunge mineralization extensions.
     The results to date confirm the moderate southerly plunging orientation to both the Osprey and Harrier zones. The infill drilling, which provides increased definition, suggests the main Osprey mineralization has two plunging zones between sections 5250N to 5500N (see Figure 1). The lower Osprey zone is limited down plunge by drill holes SPD513A and 513B, but the upper Osprey and
Harrier Base zones remain open down plunge.

     <<
     Drilling highlights for the quarter for Osprey include:
     -   SPD516 (5450N); 4.0m (at) 11.4 g/t gold from 553.5m
     -   SPD513 (5300N); 3.0m (at) 5.8 g/t gold from 666.0m
     -   SPD511B (5500N); 2.0m (at) 7.0 g/t gold from 595.4m

     Drilling highlights for Harrier Base (see Figure 2) include;
     -   SPD515A (5550N); 10.0m (at) 5.7 g/t gold from 670.2m
     -   SPD515 (5550N); 6.4m (at) 4.2 g/t gold from 666.0m
     >>

     The Harrier Phase 3 exploration drilling will continue into the third quarter of 2009 to better define presently known high grade zones and test down plunge extensions of these zones.
     Drilling was also conducted on the Phoenix Extension south of the current
Phoenix reserve block (see Figure 3). Infill resource definition drilling, immediately south of the Phoenix reserve block has commenced with two holes completed as part of a program that is the key objective in upgrading existing inferred mineral resource to reserve classification.
     Drilling is also underway at Phoenix Deeps, approximately 300m to the south of and down plunge from the last Phoenix drill intercept. Three of the five holes attained target depths and all holes intersected gold mineralization. Assay results for the west dipping Phoenix splay mineralization include SPD514A, which intersected 10.0m (at) 1.9 g/t gold and
SPD514B, which intersected 2.7m (at) 4.3 g/t gold.

     <<
     Figure 1: Harrier Underground Longitudinal Section: Osprey Gold
     Mineralization

     www.northgateminerals.com/Theme/Northgate/files/Releases/LS_OSP_J09.gif

     Figure 2: Harrier Underground Longitudinal Section: Harrier Base Gold
     Mineralization

     www.northgateminerals.com/Theme/Northgate/files/Releases/LS_HAR_J09.gif

     Figure 3: Fosterville Gold Mine Long Projection

     www.northgateminerals.com/Theme/Northgate/files/Releases/LS_FGM_J09.gif

     Stawell Gold Mine

                               Q2 2009      Q2 2008      H1 2009      H1 2008
     -------------------------------------------------------------------------
     Operating Data
     Ore mined (tonnes)        170,826      143,692      325,544      293,909
     Ore milled (tonnes)       184,725      170,765      364,924      337,600
     Ore milled per day
      (tonnes)                   2,030        1,877        2,016        1,855
     Gold
       Grade (g/t)                3.90         4.87         4.18         5.42
       Recovery (%)                 87           85           87           87
       Production (ounces)      20,066       22,807       42,458       51,170
       Sales (ounces)(1)        19,608       21,037       44,243       33,284
     Net cash cost ($/ounce)       608          627          515          596
     -------------------------------------------------------------------------
     Financial Data (Thousands
      of US dollars)(1)
     Revenue                    18,055       18,984       40,470       30,723
     Cost of sales              11,890       13,660       22,940       20,905
     Earnings (loss) from
      operations, before taxes  (2,713)      (3,389)       1,980       (2,706)
     Cash flow from operations   4,811        2,914       17,819        9,506
     Capital expenditures        9,566        6,509       15,492        9,131
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Financial data and gold sales (ounces) include the results of Stawell from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.
     >>

     Operational Performance

     The Stawell mine produced a total of 20,066 ounces of gold during the three months ended June 30, 2009 compared to 22,807 ounces of gold in the corresponding period last year. During the quarter, gold production was lower than forecast due to changes in the stoping sequence that were necessitated by geotechnical issues that developed within the GG5L mining block. These issues have been addressed by modifying the mining sequence and extraction rate in the GG5L block and increasing ground support. All reserves that were expected to be extracted in the second quarter from GG5L will be mined in future quarters. With certain GG5L stopes temporarily unavailable, lower grade ore from the GG3 production zone and surface stockpiles was milled during the second quarter resulting in lower than planned gold production. Stawell's annual production for 2009 is now forecast at approximately 96,500 ounces.
     Mine production during the second quarter of 2009 was 170,826 tonnes of ore, which was higher than the 143,692 tonnes mined in the same period of
2008. Underground mine development continued in the GG1, GG3, and GG5L mining blocks and ramp access towards the new GG6 block advanced during the quarter with development totalling 1,697m (2008 - 1,229m). Phase 3 of the Stawell
Cooling and Ventilation Upgrade project was almost complete by the end of the quarter with the commissioning of the new ventilation fan beginning in late
June to ensure that the operation can safely and efficiently mine existing and future ore reserves in deeper areas.
     During the second quarter of 2009, 184,725 tonnes of ore were milled at an average grade of 3.90 g/t compared with 170,765 tonnes of ore at 4.87 g/t in the same period last year. Gold recoveries of 87% in the second quarter of
2009 were slightly higher than the 85% recovery recorded in the same period of
2008 as a result of the higher volume of lower grade stockpiled sulphide ore processed.
     Total operating costs for the second quarter of 2009 were A$16,021,000 or
A$87 (2008 - A$89) per tonne of ore milled. The decline in operating costs is primarily attributable to the increase in mill throughput quarter over quarter, but is partially offset by higher mining costs due to increased development metres. Mining costs were A$57 (2008 - A$62) per tonne of ore mined and milling costs were A$26 (2008 - A$25) per tonne of ore milled.
     The net cash cost of production for the second quarter of 2009 was $608 per ounce of gold, which was lower than the net cash cost of $627 per ounce of gold recorded in the same period last year, but higher than the cash cost of
$432 per ounce recorded in the first quarter of this year. The increase in net cash cost from the previous quarter resulted from a stronger Australian dollar relative to the US dollar and lower gold production.

     Financial Performance

     Stawell's revenue for the three months ended June 30, 2009 was
$18,055,000 based on gold sales of 19,608 ounces. The cost of sales during the quarter, excluding depreciation and depletion, was $11,890,000 (2008 -
$13,660,000) and the depreciation and depletion expense was $8,422,000 (2008 -
$6,556,000). Depreciation and depletion expense was higher in the most recent quarter due to an increase in ore mined and milled. Loss from operations before income taxes recorded for the period were $2,713,000 compared with a loss of $3,389,000 in the corresponding period of 2008. During the second quarter of 2009, Stawell generated $4,811,000 in cash flow from operations compared with $2,914,000 in the corresponding quarter of 2008.
     Total investment in capital expenditures at Stawell was $9,566,000, which includes $5,081,000 for mine development and $4,485,000 for plant and equipment. The plant and equipment expenditure includes $1,100,000 for the purchase of a new production drill and $609,000 for the raising of the tailings dam. Total investment in capital expenditures in the corresponding quarter of 2008 was $7,642,000, which included $1,133,000 financed by capital leases.

     Exploration Update

     Since the acquisition of the Stawell mine, Northgate's exploration program has successfully delineated new zones of economic mineralization. In the first six months of 2009, mineral reserves and resources were increased in all areas of the mine through a combination of exploration drilling, resource definition drilling, and grade control drilling. A total of 870,000 tonnes containing 93,000 ounces of additional gold reserves were delineated, of which
48,000 ounces have been depleted for mining activity. The result is a net increase of 51,000 ounces of reserves. A further 32,000 ounces of indicated
and 98,000 ounces of inferred resources have also been added. Mineral reserves and mineral resources, (exclusive of reserves) at June 30, 2009 are outlined in the following tables:

     <<
                     ---------------------------------------------------------
                            Proven            Probable             Total
     -------------------------------------------------------------------------
                                   Gold               Gold               Gold
                     Tonnes  Grade (000 Tonnes  Grade (000 Tonnes  Grade (000
     June 30, 2009    (000)  (g/t)  oz)  (000)  (g/t)  oz)  (000)  (g/t)  oz)
     -------------------------------------------------------------------------
     Open Pit ((less
      than) 100m from
      surface)            -      -    -    430   1.80   25    430   1.80   25
     -------------------------------------------------------------------------
     Underground
      ((greater than)
      100m from
      surface)           64   7.13   15  2,004   4.24  273  2,068   4.33  288
     -------------------------------------------------------------------------
     Total Proven &      15,000 ounces      297,000 ounces    313,000 ounces
      Probable Reserves
     -------------------------------------------------------------------------

     Note: Mineral reserves were estimated using a gold price of A$965/oz;
           cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions; dilution of 2m-3m and mining; recovery of 95%-100% were applied to the underground reserves, dependent upon mining method.

                                        --------------------------------------
                                               Indicated          Inferred
     -------------------------------------------------------------------------
                                                      Gold               Gold
                                        Tonnes  Grade (000 Tonnes  Grade (000
     June 30, 2009                       (000)  (g/t)  oz)  (000)  (g/t)  oz)
     -------------------------------------------------------------------------
     Open Pit ((less than) 100m from
      surface)                           2,975   2.19  209    205   2.64   17
     -------------------------------------------------------------------------
     Underground ((greater than) 100m
      from surface)                        388   4.68   58    843   5.57  151
     -------------------------------------------------------------------------
                                         268,000 indicated   168,000 inferred
     Total Resources                           ounces              ounces
     -------------------------------------------------------------------------

     Note: Mineral Resources were estimated using the following parameters:
           a. gold price of A$1,071/oz for underground resources; b. Magdala surface above 130mRL and above a nominal 0.8g/t gold cut-off; and,
           c. Wonga surface at A$1,071/oz gold price
     >>

     Continuation of the 2009 Exploration Program

     The balance of the 2009 exploration program will focus on the newly discovered GG7 (an extension to the GG5L system), Dukes Flank and North
Magdala zones, in addition to ongoing work in the Magdala Upper Levels and GG6 areas where definition and exploration drilling will be carried out in support of resource conversion and further mine-life extensions.

     <<
     Results of Operations - Canada

     Kemess Mine
                               Q2 2009      Q2 2008      H1 2009      H1 2008
     -------------------------------------------------------------------------

     Operating Data

     Ore plus waste mined
      (tonnes)               5,620,644    6,399,810   12,373,107   14,936,448
     Ore mined (tonnes)      2,319,904    2,675,933    8,466,880    7,442,305
     Stripping ratio
      (waste/ore)                 1.42         1.39         0.46         1.01

     Ore milled (tonnes)     4,468,549    4,550,947    8,780,720    8,794,838
     Ore milled per day
      (tonnes)                  49,105       50,010       48,509       48,323

     Gold
       Grade (g/t)               0.471        0.468        0.539        0.495
       Recovery (%)                 71           67           71           69
       Production (ounces)      47,895       46,124      107,201       95,707
       Sales (ounces)           56,089       50,127      111,775       94,851

     Copper
       Grade (%)                 0.162        0.167        0.175        0.175
       Recovery (%)                 86           83           85           84
       Production (thousands
        pounds)                 13,805       13,940       28,812       28,320
       Sales (thousands pounds) 14,947       16,080       27,979       29,456
     Net cash cost ($/ounce)       366           92          366           98
     -------------------------------------------------------------------------

     Financial Data (Thousands
      of US dollars)

     Revenue                    95,593      112,310      181,746      216,326
     Cost of sales              62,453       74,295       99,704      123,459
     Earnings from operations,
      before taxes              19,762       31,076       53,337       78,115
     Cash flow from operations  37,521       64,585       43,396       91,901
     Capital expenditures        1,072        3,021        2,949        4,810
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Operational Performance

     Kemess posted gold and copper production of 47,895 ounces and 13.8 million pounds, respectively, in the second quarter of 2009. Metal production was higher than forecast as improvements to the metallurgical process resulted in better than expected gold and copper recoveries.
     During the second quarter of 2009, approximately 5.6 million tonnes of ore and waste were removed from the open pit compared to 6.4 million tonnes during the corresponding quarter of 2008. Early in the second quarter of 2009, mining operations in the west pit were temporarily scaled back and ultimately suspended for several weeks in response to spring thaw conditions, which resulted in localized wall sloughing. Mining operations resumed in early June and mining in the western end of the pit was completed two months later.
Future mining, from now until the end of the Kemess South mine life in Q2
2011, will occur in the eastern end of the open pit where the remaining lower grade reserves and resources are situated. Unit mining costs were Cdn$1.94 per tonne moved compared with Cdn$2.07 per tonne moved in the second quarter of
2008. The unit mining costs in the most recent quarter were lower than they were in the same period last year due to significantly lower diesel prices.
     Mill throughput and mill availability during the second quarter of 2009 were 49,105 tonnes per day (tpd) and 94%, respectively, which was consistent with the performance in the second quarter of 2008 of 50,010 tpd and 92%. The ore milled in the second quarter of 2009 had grades of 0.471 g/t gold and
0.162% copper, compared with grades of 0.468 g/t gold and 0.167% copper in the same period of 2008. Gold and copper recoveries were higher year over year and averaged 71% and 86%, respectively, in the second quarter of 2009 compared with 67% and 83% in the same period last year. Recoveries during the quarter were improved from the same quarter one year ago due to recent improvements in the metallurgical process that have made the mill more efficient in processing lower grade ore with a higher sulphide content. These improvements will have a very positive impact on the profitability of the lower grade ore, which makes up the majority of the remaining reserves at Kemess.
     Metal concentrate inventory declined to 4,500 wet metric tonnes (wmt) in the second quarter of 2009 from approximately 10,000 wmt at the end of the first quarter of 2009 as a result of improved railcar availability in the spring.
     The average unit cost of production at Kemess was Cdn$12.45 per tonne milled during the second quarter of 2009, including Cdn$3.20 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2008 was Cdn$13.01 per tonne milled, which included Cdn$3.55 per tonne for marketing costs.
Concentrate marketing costs have increased year over year as the 2009 smelting and refining terms for 2009 have increased to $75 per dry metric tonne (dmt)
and $0.75 per pound of copper compared with terms of $45 per dmt and $0.45 per pound in 2008. However, the higher cost was offset by much lower rail cost in the second quarter of 2009 compared to the same period of 2008. Site operating costs of Cdn$41.6 million have come down approximately 4% in the second quarter of 2009 (Cdn$43.4 million in the second quarter of 2008). The decrease in site operating costs resulted from the lower cost of consumables, including primarily the cost of diesel fuel and mill steel.
     The net cash cost of production at Kemess in the second quarter was $366 per ounce of gold compared to $92 per ounce reported in the second quarter of
2008. The net cash cost was lower than previously forecast as a result of the higher price of copper. However, the net cash cost was dramatically higher than the comparative quarter of 2008 due to the significantly lower copper price, which was only partially offset by the strengthening US dollar and lower site costs in the second quarter of 2008.

     Financial Performance

     Revenue from Kemess in the second quarter of 2009 was $95,593,000 compared with $112,310,000 in the corresponding period of 2008. Metal sales in the second quarter of 2009 consisted of 56,089 ounces of gold and 14.9 million pounds of copper, compared with 50,127 ounces of gold and 16.1 million pounds of copper in the second quarter of 2008. During the second quarter of 2009, the price of gold on the London Bullion Market averaged $922 per ounce and the price of copper on the London Metal Exchange (LME) averaged $2.12 per pound.
The net realized metal prices received on sales in the second quarter of 2009 were approximately $930 per ounce of gold and $2.65 per pound of copper, compared with $876 per ounce and $4.10 per pound in the second quarter of
2008. Since Northgate's metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at June 30.
     The cost of sales in the second quarter of 2009 was $62,453,000, which was lower than the corresponding period last year when the cost of sales was
$74,295,000. The decrease in the most recent quarter reflects the lower costs of production and the positive impact of a stronger US dollar.
     Depreciation and depletion expense in the second quarter was $10,159,000 compared to $6,278,000 during the corresponding period of 2008, as a result of higher metal sales.
     Capital expenditures during the second quarter of 2009 totalled
$1,072,000 compared to $3,021,000 in the corresponding period of 2008. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the recurring purchases of new mill liners.

     Young-Davidson Project

     In mid-July 2009, Northgate released positive Pre-Feasibility study results from its Young-Davidson project, located in Matachewan, northern
Ontario. The Pre-Feasibility study included proven and probable reserves of
2.8 million ounces, increasing Northgate's reserve base by over 200%.
Highlights of the Pre-Feasibility presented below are based on a gold price of
$925 per ounce and an exchange rate of US$/Cdn$0.85:

     <<
     -   Proven and probable reserves of 2.8 million ounces contained gold
     -   15-year mine-life at a mill throughput of 6,000 tpd
     -   Average annual production of over 170,000 ounces of gold at a net cash cost of $333 per ounce
         -  After the first two years of open pit production, average annual production for the next ten years will increase to over 190,000 ounces of gold at a net cash cost of $326 per ounce
     -   Initial capital cost of $293 million
     -   Sustaining capital costs of $159 million during the life of the mine
     -   After-tax operating cash flow of $736 million, NPV 5% of
         $370 million, with an IRR of 18.4%
     -   Net asset value of Cdn$1.70 per share
     -   Targeting commissioning in late 2011 with full production in early
         2012
     -   Payback after start-up of production of 4.7 years

     The pre-tax and after tax metrics of the Young-Davidson project at a variety of gold prices is shown in the following table:

     -------------------------------------------------------------------------
                 Operating Cash    NPV 5% Discount
                   Flow (US$M)         (US$M)              IRR
     Gold Price ------------------------------------------------------ Payback
      US$/oz               After             After             After   (years)
                 Pre-tax    tax    Pre-tax    tax    Pre-tax    tax
     -------------------------------------------------------------------------
        725        $548     $404     $233     $155    13.2%    11.1%      6.4
        825        $790     $570     $386     $263    17.7%    15.0%      5.4
        925      $1,033     $736     $539     $370    21.7%    18.4%      4.7
     -------------------------------------------------------------------------

     (x) Base case in bold.

     Project Timeline

     1.  A Feasibility Study is scheduled for completion by the end of 2009.
     2.  Permitting activities are currently underway to support a 2010 construction start.
     3.  Commissioning in late 2011.
     4.  Target full production in early 2012.
     >>

     Community Relations

     Northgate has been working cooperatively with the Matachewan First Nation since it began exploring the Young-Davidson property in 2006 and on July 2,
2009, the two parties signed an IBA, which establishes a framework for the permitting and development of a mine on the Young-Davidson property. The IBA also sets out a variety of co-operative initiatives of the Matachewan First
Nation and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

     Corporate Overview

     Corporate administration costs in the second quarter of 2009 were
$2,356,000, a decrease of 23% compared to the corresponding quarter of the prior year. Australian corporate administration costs of $408,000 have decreased by $323,000 compared to the corresponding period in 2008 due to reduced staffing and the elimination of duplicate administration costs.
Canadian corporate expenditures of $1,948,000 are comprised mainly of personnel costs, as well as ongoing compliance and investor relations costs.
While corporate administration costs in Canadian and Australian dollars have decreased, much of the decline is attributable to weaker exchange rates relative to the US dollar in the comparative quarter of 2008.
     Exploration costs during the second quarter of 2009 were $5,491,000 compared to $11,357,000 in the second quarter of 2008. Exploration costs in
Canada of $3,365,000 were $5,497,000 lower than costs incurred in the corresponding period of the prior year due to reduced exploration activities at Young-Davidson, which was focused on the successful completion of a
Pre-Feasibility study that was released in mid-July. Exploration costs incurred in Australia at Stawell and Fosterville were $2,126,000 in the quarter compared to $2,495,000 in 2008. Both sites continue to identify additional zones with the potential to extend each site's mine life.
     At June 30, 2009, there were 7,200 tonnes of copper forward sales outstanding at an average price of $2.49 per pound over the period from
November 2009 through October 2010. The change in fair value of the remaining forward contracts during the quarter was a loss of $5,924,000 resulting from the continued increase in the price of copper throughout the quarter. The fair value of these contracts at June 30, 2009, was an asset of $3,595,000 of which
$2,420,000 is included in trade and other receivables for contracts expiring within 12 months and $1,175,000 is included in other assets. Northgate had no forward gold contracts outstanding at June 30, 2009.
     Net interest income was significantly lower at $530,000 in the second quarter of 2009 compared with $1,551,000 in the corresponding quarter of 2008.
The decrease is attributable to considerably lower interest rates on
Australian cash balances and to increased interest expenses resulting from plant and equipment acquired by Fosterville and Stawell through the assumption of capital leases, which began in the second quarter of 2008.
     Northgate recorded an income tax expense of $2,834,000 in the second quarter of 2009 compared to an expense of $5,889,000 in the corresponding quarter of 2008. The current income tax expense in the second quarter of
$2,267,000 relates exclusively to the Canadian operations as a result of continued strong financial results at Kemess. The Corporation has sufficient tax shields such that the Australian operations will not be cash taxable for the next several years in the current metal price environment. The future income tax expense in the current quarter of $567,000 relates predominantly to the reversal of temporary tax differences in Canada.
     Northgate granted a total of 50,000 options to employees in the second quarter of 2009, compared to nil in the corresponding quarter of 2008. At June
30, 2009, there were 6,802,850 options outstanding, of which 3,929,800 were exercisable.

     Liquidity and Capital Resources

     Working Capital: At June 30, 2009, Northgate had working capital of
$83,608,000 compared with working capital of $21,947,000 at December 31, 2008.
The increase in working capital is mainly due to the increase of current assets, which have risen 49% from December 31, 2008. Northgate's cash and cash equivalents have increased by $58,340,000 due to strong cash flow from operations and the settlement of a portion of the Corporation's copper forward contracts. Trade and other receivables have increased by $16,523,000 in light of higher quarter-end gold and copper prices. Current liabilities have increased $5,288,000 which is attributable mainly to the recognition of taxes payable for the Corporation's Canadian operations. This has been offset by a decrease in accounts payable and accrued liabilities. Northgate's cash balance at June 30, 2009 amounted to $120,759,000 compared with $62,419,000 at
December 31, 2008. All cash is held on deposit with major banks in Canada and
Australia.
     During the quarter, Northgate generated cash flow from operations of
$49,997,000 compared to $40,859,000 for the corresponding quarter of 2008. The increased cash flow resulted from the increase in revenues from higher gold sales at Kemess and Fosterville combined with higher net realized gold prices in the current quarter. Operating cash flows have also increased due to lower cost of sales for the three months ending June 30, 2009, which have decreased
15% compared to the corresponding quarter in 2008.
     Northgate continues to hold auction rate securities ("ARS") with a par value of $72,600,000, all of which securities were rated AAA at the time of purchase. ARS are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. ("Lehman"), acting in its capacity as broker agent of Northgate using the discretion conferred on it.
     The estimated fair value of the Corporation's ARS holdings at June 30,
2009 was $39,633,000, which reflects a $2,816,000 increase from the estimated fair value of $36,817,000 at March 31, 2009 and an increase of $342,000 from the estimated fair value of $39,291,000 at December 31, 2008. The Corporation continues to earn interest on all its ARS investments.
     The increase in value for the three and six months ended June 30, 2009 is related mainly to the Corporation's ARS investments issued by Regulation XXX
Insurance companies. This increase has been recorded in other comprehensive income. The Corporation has concluded that the overall decline in estimated fair value of these ARS investments is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.
     The overall estimated fair value of the Corporations' ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) increased during the three months ended June 30, 2009.
However, this includes a decline in estimated fair value of $508,000 on certain securities in this group. The Corporation concluded that the decline on these securities was other than temporary and a corresponding amount has been recognized in net earnings. Previous other than temporary impairments recognized on securities, which subsequently have increased in value, are not reversed through net earnings.
     Northgate received from Lehman a short-term loan collateralized by the
Corporation's ARS investments subsequent to such ARS investments becoming illiquid. As of June 30, 2009, the principal outstanding on the short-term loan was $42,155,000. Northgate continues to treat the short-term loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.
     Northgate believes that its working capital at June 30, 2009, together with future cash flow from operations, is more than sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities.

     Non-GAAP Measures

     Adjusted Net Earnings

     The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

     <<
     (Expressed in thousands
      of US$, except share
      amounts)                 Q2 2009      Q2 2008     YTD 2009     YTD 2008
     -------------------------------------------------------------------------
     Net earnings            $   5,402    $   1,847    $  26,812    $  21,512

     Adjustments
       Write-down of ARS           508            -          508            -
       Unrealized gain on
        derivatives related
        to the acquisition
        of Perseverance
        hedge book                   -            -            -       (9,836)
       Fair value adjustment
        on copper forward
        contracts, net of
        tax                      4,147        5,304       10,050       26,880
       Effect of provisional
        pricing on
        concentrate sales,
        net of tax              (4,529)         164       (4,040)      (6,906)
     -------------------------------------------------------------------------
     Adjusted net earnings       5,797        7,315       33,330       31,650
     -------------------------------------------------------------------------
     Diluted common shares
      outstanding          256,469,123  255,745,076  256,012,372  255,543,256
     -------------------------------------------------------------------------
     Adjusted net earnings
      per diluted common
      share                  $    0.02    $    0.03    $    0.13    $    0.12
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash Cost

     The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
     A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

     <<
     Q2 2009
     (Expressed in thousands
      of US$, except per
      ounce amounts)       Fosterville      Stawell       Kemess     Combined
     -------------------------------------------------------------------------
     Gold production (ounces)   25,416       20,066       47,895       93,377
     -------------------------------------------------------------------------
     Cost of sales           $  12,391    $  11,890    $  62,453    $  86,734
     Change in inventories
      and other                  1,266          303      (15,040)     (13,471)
     Gross copper and
      silver revenue                 -            -      (29,872)     (29,872)
     -------------------------------------------------------------------------
     Total cash cost         $  13,657    $  12,193    $  17,541    $  43,391
     -------------------------------------------------------------------------
     Cash cost ($/ounce)     $     537    $     608    $     366    $     465
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Q2 2008
     (Expressed in thousands
      of US$, except per
      ounce amounts)       Fosterville       Stawell      Kemess     Combined
     -------------------------------------------------------------------------
     Gold production (ounces)   14,630       22,807       46,124       83,561
     -------------------------------------------------------------------------
     Cost of sales           $  14,657    $  13,660    $  74,295    $ 102,612
     Change in inventories
      and other                  2,174          637      (15,619)     (12,808)
     Gross copper and
      silver revenue                 -            -      (54,435)     (54,435)
     -------------------------------------------------------------------------
     Total cash cost         $  16,831    $  14,297    $   4,241    $  35,369
     -------------------------------------------------------------------------
     Cash cost ($/ounce)     $   1,150    $     627    $      92    $     423
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     YTD 2009
     (Expressed in thousands
      of US$, except per
      ounce amounts)       Fosterville      Stawell       Kemess     Combined
     -------------------------------------------------------------------------
     Gold production (ounces)   51,195       42,458      107,201      200,854
     -------------------------------------------------------------------------
     Cost of sales           $  23,408    $  22,940    $  99,704    $ 146,052
     Change in inventories
      and other                  1,329       (1,078)      (6,093)      (5,842)
     Gross copper and
      silver revenue                 -            -      (54,344)     (54,344)
     -------------------------------------------------------------------------
     Total cash cost         $  24,736    $  21,862    $  39,268    $  85,866
     -------------------------------------------------------------------------
     Cash cost ($/ounce)     $     483    $     515    $     366    $     428
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     YTD 2008
     (Expressed in thousands
      of US$, except per
      ounce amounts)       Fosterville(1)   Stawell(1)    Kemess     Combined
     -------------------------------------------------------------------------
     Gold production (ounces)   18,651       34,315       95,707      148,673
     -------------------------------------------------------------------------
     Cost of sales           $  21,003    $  20,905    $ 123,459    $ 165,367
     Change in inventories
      and other                  1,519         (442)      (7,317)      (6,240)
     Gross copper and
      silver revenue                 -            -     (106,716)    (106,716)
     -------------------------------------------------------------------------
     Total cash cost         $  22,522    $  20,463    $   9,426    $  52,411
     -------------------------------------------------------------------------
     Cash cost ($/ounce)     $   1,207    $     596    $      98    $     353
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Prior half year data for the Stawell and Fosterville gold mines only include results from February 19, 2008 to June 30, 2008.

     Interim Consolidated Balance Sheets

                                                         June 30  December 31
     Thousands of US dollars                                2009         2008
     -------------------------------------------------------------------------
     (Unaudited)

     Assets
     Current Assets
     Cash and cash equivalents                         $ 120,759    $  62,419
     Trade and other receivables                          34,833       18,310
     Income taxes receivable                                   -        6,837
     Inventories (note 3)                                 40,038       41,546
     Prepaids                                              1,402        1,989
     Future income tax asset                               6,277        5,259
     -------------------------------------------------------------------------
                                                         203,309      136,360
     Other assets                                         25,957       53,606
     Deferred transaction costs                              775          775
     Future income tax asset                               4,052        3,741
     Mineral property, plant and equipment               383,386      357,725
     Investments (note 4)                                 39,736       39,422
     -------------------------------------------------------------------------
                                                       $ 657,215    $ 591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities          $  42,132    $  56,469
     Income taxes payable                                 20,059            -
     Short-term loan (note 5)                             42,155       43,096
     Capital lease obligations                             4,489        4,533
     Provision for site closure and reclamation costs      8,870        8,420
     Future income tax liability                           1,996        1,895
     -------------------------------------------------------------------------
                                                         119,701      114,413
     Capital lease obligations                             4,848        6,211
     Other long-term liabilities                           4,685        3,368
     Site closure and reclamation obligations             40,098       37,849
     Future income tax liability                           2,726       14,350
     -------------------------------------------------------------------------
                                                         172,058      176,191

     Shareholders' Equity
     Common shares                                       312,316      311,908
     Contributed surplus                                   5,891        5,269
     Accumulated other comprehensive loss                (47,626)     (89,503)
     Retained earnings                                   214,576      187,764
     -------------------------------------------------------------------------
                                                         485,157      415,438
     -------------------------------------------------------------------------
                                                       $ 657,215    $ 591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income

     Thousands of US dollars,    Three Months Ended         Six Months Ended
     except share and per              June 30                   June 30
     share amounts, unaudited     2009         2008         2009         2008
     -------------------------------------------------------------------------
     Revenue                 $ 130,297    $ 138,880    $ 254,115    $ 224,973
     -------------------------------------------------------------------------
     Cost of sales (note 3)     86,734      102,612      146,052      165,367
     Depreciation and
      depletion                 26,092       15,982       49,589       28,833
     Administrative and
      general                    2,356        3,066        4,638        6,227
     Net interest income          (530)      (1,551)        (910)      (5,163)
     Exploration                 5,491       11,357        8,740       17,518
     Currency translation
      loss (gain)                  795          205        3,376       (6,907)
     Accretion of site
      closure and reclamation
      obligations                  777          213        1,499          954
     Write-down of auction
      rate securities (note 4)     508            -          508            -
     Other expense (income)
      (note 9)                    (162)        (740)        (828)     (10,576)
     -------------------------------------------------------------------------
                               122,061      131,144      212,664      196,253
     -------------------------------------------------------------------------
     Earnings before income
      taxes                      8,236        7,736       41,451       28,720
     Income tax recovery
      (expense)
       Current                  (2,267)      (6,851)     (25,120)      (8,437)
       Future                     (567)         962       10,481        1,229
     -------------------------------------------------------------------------
                                (2,834)      (5,889)     (14,639)      (7,208)
     -------------------------------------------------------------------------
     Net earnings for the
      period                 $   5,402    $   1,847    $  26,812    $  21,512

     Other comprehensive
      income (loss)
       Unrealized gain (loss)
        on available for sale
        securities               2,800       (2,627)         314       (7,125)
       Unrealized gain on
        translation of
        self-sustaining
        operations              45,023       15,691       41,055       15,685
       Reclassification of
        other than temporary
        loss on available
        for sale securities
        to net earnings            508            -          508            -
     -------------------------------------------------------------------------
                                48,331       13,064       41,877        8,560
     -------------------------------------------------------------------------
     Comprehensive income    $  53,733    $  14,911    $  68,689    $  30,072
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings per share
       Basic                 $    0.02    $    0.01    $    0.10    $    0.08
       Diluted               $    0.02    $    0.01    $    0.10    $    0.08
     Weighted average shares
      outstanding
       Basic               255,859,008  255,325,154  255,806,475  255,001,371
       Diluted             256,469,123  255,745,076  256,012,372  255,543,256
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

                                 Three Months Ended         Six Months Ended
     Thousands of US                   June 30                   June 30
     dollars, unaudited           2009         2008         2009         2008
     -------------------------------------------------------------------------
     Operating activities:
       Net earnings for the
        period               $   5,402    $   1,847    $  26,812    $  21,512
     Non-cash items:
       Depreciation and
        depletion               26,092       15,982       49,589       28,833
       Unrealized currency
        translation loss (gain)  1,115        2,338           (9)      (4,269)
       Unrealized gain on
        derivatives                  -            -            -       (9,836)
       Accretion of site
        closure and
        reclamation
        obligations                777          213        1,499          954
       Loss on disposal
        of assets                  113          (44)         183          (45)
       Amortization of
        deferred charges            53           53          107          107
       Stock-based
        compensation               315          408          754        1,313
       Accrual of employee
        severance costs            675          307        1,330          307
       Future income tax
        recovery                   567         (962)     (10,481)      (1,229)
       Change in fair value
        of forward contracts     5,924        7,601       14,357       38,521
       Writedown of auction
        rate securities            508            -          508            -
     Changes in operating
      working capital and
      other (note 10)            8,456       13,116       10,550      (19,859)
     -------------------------------------------------------------------------
                                49,997       40,859       95,199       56,309
     -------------------------------------------------------------------------
     Investing activities:
       Release of restricted
        cash                         -        6,729            -       53,156
       Increase in restricted
        cash                       (64)           -         (136)     (23,912)
       Purchase of plant and
        equipment               (9,148)     (13,114)     (18,888)     (17,078)
       Mineral property
        development             (9,781)     (10,163)     (17,620)     (13,295)
       Transaction costs paid        -         (308)           -       (2,233)
       Acquisition of
        Perseverance, net of
        cash acquired                -            -            -     (196,590)
       Repayment of Perseverance
        hedge portfolio              -            -            -      (45,550)
       Proceeds from sale of
        equipment                  238        3,221          310        3,221
     -------------------------------------------------------------------------
                               (18,755)     (13,635)     (36,334)    (242,281)
     -------------------------------------------------------------------------
     Financing activities:
       Repayment of capital
        lease obligations       (1,547)      (2,331)      (2,659)      (3,408)
       Financing from credit
        facility                   157          408          259        8,356
       Repayment of credit
        facility                  (480)      (1,418)      (1,199)      (9,164)
       Repayment of other
        long-term liabilities     (173)        (442)        (324)        (746)
       Issuance of common
        shares                     190          291          276        1,527
     -------------------------------------------------------------------------
                                (1,853)      (3,492)      (3,647)      (3,435)
     -------------------------------------------------------------------------
     Effect of exchange rate
      changes on cash and cash
      equivalents                2,991          456        3,122          238
     -------------------------------------------------------------------------
     Increase (decrease) in
      cash and cash
      equivalents               32,380       24,188       58,340     (189,169)
     Cash and cash equivalents,
      beginning of period       88,379       52,688       62,419      266,045
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period          $ 120,759     $ 76,876    $ 120,759    $  76,876
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statement of Changes in Shareholders' Equity

                                          Number of       Common
     Thousands of US dollars,                Common       Shares  Contributed
     except common shares, unaudited         Shares       Amount      Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2007       254,452,862    $ 309,455    $   3,940
       Transitional adjustment on
        adoption of inventory standard            -            -            -
       Shares issued under employee
        share purchase plan                 382,909          406            -
       Shares issued on exercise of
        options                             881,300        1,846         (492)
       Stock-based compensation                   -          201        1,821
       Net earnings                               -            -            -
       Other comprehensive income                 -            -            -
     -------------------------------------------------------------------------
     Balance at December 31, 2008       255,717,071    $ 311,908    $   5,269
     -------------------------------------------------------------------------
       Shares issued under employee
        share purchase plan                 181,357          183            -
       Shares issued on exercise of
        options                              66,600          133          (40)
       Stock-based compensation                   -           92          662
       Net earnings                               -            -            -
       Other comprehensive income                 -            -            -
     -------------------------------------------------------------------------
     Balance at June 30, 2009           255,965,028    $ 312,316    $   5,891
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Accumulated
                                              Other
     Thousands of US dollars,         Comprehensive     Retained
     except common shares, unaudited   Income (loss)    Earnings        Total
     -------------------------------------------------------------------------
     Balance at December 31, 2007        $   (3,282)   $ 176,663    $ 486,776
       Transitional adjustment on
        adoption of inventory standard            -          381          381
       Shares issued under employee
        share purchase plan                       -            -          406
       Shares issued on exercise of
        options                                   -            -        1,354
       Stock-based compensation                   -            -        2,022
       Net earnings                               -       10,720       10,720
       Other comprehensive income           (86,221)           -      (86,221)
     -------------------------------------------------------------------------
     Balance at December 31, 2008        $  (89,503)   $ 187,764    $ 415,438
     -------------------------------------------------------------------------
       Shares issued under employee
        share purchase plan                       -            -          183
       Shares issued on exercise of
        options                                   -            -           93
       Stock-based compensation                   -            -          754
       Net earnings                               -       26,812       26,812
       Other comprehensive income            41,877            -       41,877
     -------------------------------------------------------------------------
     Balance at June 30, 2009            $  (47,626)   $ 214,576    $ 485,157
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these interim consolidated financial statements.

                              ------------------
     This press release should be read in conjunction with the Corporation's second quarter MD&A report and Notes to the interim consolidated financial statements, which can be found on www.northgateminerals.com, in the "Investor Info" section, under "Financial Reports - Quarterly
     Reports".
                              ------------------
     >>

     Q2 2009 Financial Results - Conference Call and Webcast

     You are invited to participate in today's live conference call and webcast discussing our second quarter financial results. The conference call and webcast will be held at 10:00 am Toronto time.
     You may participate in the Northgate Conference Call by calling
416-644-3414 or toll free in North America at 1-800-733-7571. To ensure your participation, please call five minutes prior to the scheduled start of the call.
     A live audio webcast and presentation package will be available on
Northgate's homepage at www.northgateminerals.com.

     Conference Replay

     A replay of this event will be available beginning on August 10 at 12:30 pm ET until August 24 at 11:59 pm ET.

     <<
     Replay Access No. 416-640-1917    Passcode: 213 089 12 followed by the
                                                 number sign
     Replay Access No. 877-289-8525    Passcode: 213 089 12 followed by the
                                                 number sign
     >>

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. The company is forecasting record gold production of over 380,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex (formerly AMEX)
under the symbol NXG.

     Forward-Looking Statements:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation, concerning
Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects",
"believes", "anticipates", "budget", "scheduled", "estimates", "forecasts",
"intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or
"might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 07:05e 10-AUG-09